Full Value Partners L.P.,
Park 80 West, Plaza Two, Suite 750
Saddle brook, NJ 07663
Phone (201) 556-0092//Fax (201) 566-0097
info@bulldoginvestors.com

							January 30, 2009

Melissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549-3628

Wilshire Enterprises, Inc. (Wilshire)
Proxy Solicitation
File No. 5-32567

Dear Ms. Duru:

This is in response to your comment letter to Andrew Dakos dated January 28, 2009 regarding our proxy solicitation for Wilshire.

We have carefully considered each of your comments and, as appropriate, will revise our definitive soliciting material to reflect them. However, we do not believe it is productive to respond in writing to each comment or to make additional preliminary filings at this time. Where we have not made the change you requested, you may assume that the requested plan, contact, factual basis, trigger, arrangement, transaction, or other information you want disclosed is either disclosed in the boards proxy materials, is not currently available to us, has not been formulated by us, does not exist or that we do not think it is material to total mix of information needed by Wilshires stockholders. Moreover, as explained below, we think the First Amendment generally precludes the Commission from acting as a referee in a proxy contest where each contestant can respond themselves to perceived inaccuracies or omissions by the other contestant.

Some of your comments, e.g., your request to provide information about Mr.Samuels, a statement that we have complied with the advance notice requirements, and a statement that there is no assurance that the incumbents will serve if any of our nominees are elected -- suggest that you have not carefully read our most recent proxy filing. Additionally, no legitimate public purpose is served by compelling an investment advisor to violate the privacy rights of its clients in SEC filings where, as is the case here, such clients did not know about, let alone agree to make any filing identifying them and have never agreed to buy, sell, hold or vote their shares with anyone else and whose shares are (or formerly were) included in a groups 13D holdings solely because the advisor has (or had) discretionary and/or voting authority over such shares. Finally, as we previously explained, you are simply wrong in stating that abstentions and broker non-votes in a contested election have an effect on the outcome of the vote on any of the proposals (or on the ability of a company to achieve a quorum at the meeting).

On October 16,1992, after an extensive three-year examination by the Commission of the effectiveness of the proxy-voting process and its effect on the corporate governance system in this country, the SEC issued Release No.34-31326 (the Release). The Release stated that the demonstrated effect of the proxy and disclosure rules was contrary to Congress intent that the rules assure fair and effective corporate suffrage and called for a lighter regulatory hand with regard to shareholder communication:

A regulatory scheme that inserted the Commission staff and corporate management into every exchange and conversation among shareholders, their advisors and other parties in matters subject to a vote certainly would raise serious questions under the free speech clause of the First Amendment . . . .

The purposes of the proxy rules themselves are better served by promoting free discussion, debate and learning among shareholders and interested persons, than by placing restraints on that process to ensure that management has the ability to address every point raised in the exchange of views.

In addition, with respect to corporate performance, management capability or directorial qualifications,the Release asserted, much commentary . . . is by its nature judgmental. As to such opinions, there is typically not a correct viewpoint and it specifically urged a hands off approach in proxy solicitation contests:

The Commission believes that the most cost-effective means to address hyperbole and other claims and opinions viewed as objectionable is not government screening or resort to the courts. Rather, the parties should be free to reply to the statements in a timely and cost-effective manner, challenging the basis of the claims and countering with their own views on the subject matter through the dissemination of additional soliciting material.

The Release effectively applied the same constitutional principle to contested corporate elections that courts have applied to political elections since at least 1982 (and to judicial elections since at least 2002. (See Republican Party of Minnesota v. White, 536 U.S. 765 (2002)). In Brown v. Hartlage, 456 U.S. 45
(1982), the challenger, while campaigning for election to a local office, promised to lower his salary if elected. A state law prohibited vote buying and after the challenger was elected, a state appellate court ordered a new election on the theory that the election was tainted because the salary of elected officials was fixed by law and the court interpreted the challengers promise as vote buying. The Supreme Court reversed on First Amendment grounds, explaining:

The Commonwealth of Kentucky has provided that a candidate for public office forfeits his electoral victory if he errs in announcing that he will, if elected, serve at a reduced salary. As the Kentucky courts have made clear in this case, a candidates liability under 121.055 for such an error is absolute: His election victory must be voided even if the offending statement was made in good faith and was quickly repudiated. The chilling effect of such absolute accountability for factual misstatements in the course of political debate is incompatible with the atmosphere of free discussion contemplated by the First Amendment in the context of political campaigns. See Monitor Patriot Co. v. Roy, 401 U.S. 265 (1971); Ocala Star-Banner Co. v. Damron, 401 U.S. 295
(1971). Although the state interest in protecting the political process from distortions caused by untrue and inaccurate speech is somewhat different from the state interest in protecting individuals from defamatory falsehoods, the principles underlying the First Amendment remain paramount. Whenever compatible with the underlying interests at stake, under the regime of that Amendment we depend for . . . correction not on the conscience of judges and juries but on the competition of other ideas. Gertz v. Robert Welch, Inc., supra, at 339-340. In a political campaign, a candidates factual blunder is unlikely to escape the notice of, and correction by, the erring candidates political opponent. The preferred First Amendment remedy of more speech, not enforced silence, Whitney v. California, 274 U.S. 357, 377 (1927)
(Brandeis, J., concurring), thus has special force. Cf. Gertz v. Robert Welch, Inc., supra, at 344.

On October 4, 2007 the Washington State Supreme Court in an en banc opinion, provided a ringing endorsement of the principle of more speech, not enforced silence as the sole remedy for perceived inaccuracies promulgated in the course of political elections. In Rickert v. Pub. Disclosure Commn, Docket no. 77769-1 (Exhibit G) it held that a Washington statute forbidding the sponsoring, with actual malice, a political advertisement containing a false statement of material fact about a candidate for public office is unconstitutional under both the federal and state constitutions because the notion that the government, rather than the people, may be the final arbiter of truth in political debate is fundamentally at odds with the First Amendment and if a law rests on the validity of this erroneous assumption, it must be struck down. It then elaborated:

In the case at bar, as in State ex rel. Pub. Disclosure Commn v. 119 Vote No! Comm., 135 Wn.2d 618, 624-25, 957 P.2d 691 (1998), the State claims that it may prohibit false statements of fact contained in political advertisements.
135 Wn.2d at 624. However, [t]his claim presupposes the State possesses an independent right to determine truth and falsity in political debate, a proposition fundamentally at odds with the principles embodied in the First Amendment. Id. at 624-25. Moreover, it naively assumes that the government is capable of correctly and consistently negotiating the thin line between fact and opinion in political speech. Yet, political speech is usually as much opinion as fact. As aptly summarized by the Supreme Court, quoted by the lead opinion in 119 Vote No! Committee, [E]very person must be his own watchman for truth, because the forefathers did not trust any government to separate the truth from the false for us. Id. at 625 (internal quotation marks omitted) (quoting Meyer, 486 U.S. at 419-20).

Particularly relevant here is the fundamental First Amendment principle forbidding censorship or coerced silence in the context of political debate. The First Amendment exists precisely to protect against laws . . . which suppress ideas and inhibit free discussion of governmental affairs. Id. At 627.

There is no reason that contestants in an election for corporate office should have less freedom to speak freely than contestants in an election for political office. In either case, the First Amendment demands (and the SECs
 Release advocates) that the proper answer to claims and opinions viewed as objectionable is more speech, not enforced silence.

In Pantry Pride, Inc. v. Rooney , 598 F. Supp. 891, 900 (S.D.N.Y. 1984) the court denied injunctive relief in connection with allegations of false and misleading statements made during a proxy contest, in part on First Amendment grounds:

The Court also finds that defendants have made a full disclosure of any alleged wrongdoing of its Committee members. A nominee for a directorship is required to disclose material criminal convictions and criminal proceedings pending against him. 17 C.F.R. 240.14a-101. Plaintiffs request to drag out peripheral investigations into the Perlmans, although relevant, does not constitute securities violations. Amalgamated Clothing and Textile Workers Union, AFL-CIO v. J.P. Stevens & Co., 475 F.Supp. 328, 332-33 (S.D.N.Y.1979). Plaintiffs claim of unbalanced financial disclosure is analogous to the current debate over the federal deficit: one set of numbers, many interpretations. The same principles of free speech, free analysis and free criticism apply to corporate elections as apply to the political forum. The Court will not use section 14(b) to squash legitimate differences of opinion. See General Time Corp. v. Talley Indus., Inc., 403 F.2d 159, 162
(2d Cir.1968) (hurly-burly of election contests), cert. denied, 393 U.S.
1026, 89 S.Ct. 631, 21 L.Ed.2d 570 (1969). Finally, the Court has examined plaintiffs other alleged misinformations and omissions and finds that they have either been disclosed by defendants or do not affect the total mix of information available to the stockholders. TSC Indus., Inc. v. Northway, Inc., supra, 426 U.S. at 449, 96 S.Ct. at 2132. (Emphasis added)

In short, the First Amendment requires that the Commission generally keep a hands off approach to the content of soliciting material issued by proxy contestants who can deal with perceived material misstatements and omissions.

Finally, you ask what our basis is for our belief that the February 2009 meeting is the Annual 2009 meeting. We just assumed that an annual meeting held in 2009 was the 2009 annual meeting.

Please call the undersigned at 914-747-5262 if you wish to discuss anything in this letter.

         							Very truly yours,


						Phillip Goldstein
						Managing Member
						Full Value Advisors LLC
						General Partner